

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re: Fantex, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 28, 2014**
> **File No. 333-192476**

Dear Mr. French:

We have reviewed your response to our letter dated January 29, 2014 and have the following additional comments.

General

1. We note that certain disclosure has not been updated to reflect the passage of time or to be consistent with revisions of similar disclosure elsewhere in the prospectus. We note, for example:

   - the Arian Foster Estimated Brand Income table on page 106 has not been updated to include the same level of disclosure as the other two brand contracts;
   - the Vernon Davis statistics on page 131 and the reference on page 7 have not been updated to reflect the completion of the 2013 NFL season;
   - your conclusion regarding the creditworthiness of Arian Foster on page 141 is dated as of October 31, 2013 rather than as of the date of the prospectus; and
   - the NFL Player Contract table on page 145 has not been updated to be consistent with the presentation for the other two brand contracts or to reflect that the 2013 playing season has been completed.

   Please update your disclosure accordingly.

Prospectus Summary, page 1

Our Tracking Units and Tracking Stocks, page 3

2. We note the removal of the disclosure on page 4 related to the risk of bankruptcy on the holders of your outstanding tracking series, including the Fantex Series Vernon Davis.

Please clarify here that until you issue additional tracking stock the risk of bankruptcy will initially be borne solely by the holders of the Fantex Series Vernon Davis.

Risks Relating to EJ Manuel, page 12

3. Please revise the second bullet point to disclose that, based on your estimated brand income calculations, the profitability of the brand contract is substantially dependent on EJ Manuel's ability to generate over $100 million in brand income from future contracts, including over $80 million from future NFL contracts. Please also revise the corresponding risk factor on pages 53-54 accordingly.

Risks Relating to Arian Foster, page 12

4. Please revise the third bullet point on page 12 and the corresponding risk factor on page 57 to reflect Arian Foster's season-ending injury and subsequent surgery.

Risk Factors, page 37

Risks Relating to EJ Manuel, page 53

5. Please include a separate risk factor describing the risks of the lack of NFL playing time and historical data that you have to base your valuations and projections regarding the additional NFL player contracts and future endorsement and other post-career contracts for EJ Manuel. We note that EJ Manuel has completed one season in the NFL as a quarterback, that you did not use an econometric model to determine his expected career length and the disclosure on page 100 that 96.3% of EJ Manuel's estimated total lifetime brand income is based on projected player contracts, endorsements and post-career earnings to which you assigned a weighted-average discount rate of 15%.

EJ Manuel may suffer from an injury, page 55

6. Refer to the fifth sentence of the second paragraph. It appears from the language "and other instances of normal wear and tear" that you believe EJ Manuel's knee injuries fall into the category of normal wear and tear. Please tell us, with a view toward revised disclosure, how many of the quarterbacks in the list on page 102 missed six games during their first year in the NFL because of knee injuries and the average career length of all the quarterbacks in the period you discuss who missed six games during their first season because of knee injuries.

Management's Discussion and Analysis, page 88

Results of Operations, page 88

7. Please quantify the various increases and decreases described in the first full paragraph on page 89.

Critical Accounting Policies, page 92

Fair Value of Financial Instruments, page 93

Vernon Davis Brand Contract, at Estimated Fair Value, page 97

8. We note your response to prior comment 5 and your assessment that post-season play should not be included in estimated brand income due to its contingent nature. Please revise your disclosure with regard to the table on page 97 to explain that post-season compensation has not been included in the estimation of lifetime brand income.

9. Based on the table on page 135, it appears the amount of endorsement income for 2014 and beyond that you have included in Category B of the calculation of estimated lifetime brand income of Vernon Davis includes amounts which are contingent upon additional performance. Upon review of the calculation of estimated brand income for EJ Manuel on page 100, we note that contingent endorsement income has been excluded from the calculation. In addition, we further note that you have determined that post-season compensation should not be included due to the contingent nature of such income. Therefore, it is unclear why you have included contingent endorsement income in the estimated lifetime brand income of Vernon Davis. Please explain.

10. We note that the weighted-average discount rate of 10.0% for Category B endorsements, which are future payments under current endorsement contracts, is higher than the weighted-average discount rate of 9.7% for Category C projected endorsements. As such, it appears that you are placing more risk on the current endorsement contracts than on the projected future contracts. Please explain.

11. We note your response to prior comment 6. Please revise the second bullet point on page 100 to clarify that you did not consider the post-career earnings of the tight ends in the comparable data set referred to on page 98 in determining the capacity for post-career income for Vernon Davis and disclose the number of athletes that you reviewed in your data set.

12. Please expand footnote 3 on page 99 to explain why you believe Jeremy Shockey's contract is not relevant.

EJ Manuel Brand Contract, at Estimated Fair Value, page 100

13. It appears the weighted-average discount rate that you have used for the Category A endorsements for EJ Manuel is significantly higher than the weighted-average discount rate for existing endorsements for either Vernon Davis or Arian Foster. Please revise your disclosure to explain why EJ Manuel's 2014 endorsements warranted a higher discount rate.

14. Please disclose what weight you gave to the fact that EJ Manuel plays in the Buffalo, New York media market in valuing his brand contract. If you gave it no weight, please provide us with material showing why.

15. We note that a key part of the Vernon Davis valuation came from "being a member of a team with a consistently high level of achievement in the post-season." Please discuss how being a member of the Buffalo Bills affected your calculation of EJ Manuel's brand contract.

EJ Manuel Career Length, page 101

16. Please tell us why you have selected the dates between 1980 through 2012 to assess the average career length for a quarterback. Also explain why you further limited the data set to quarterbacks who signed one or more post-rookie NFL player contracts from 1999 and thereafter to determine projected contract values.

EJ Manuel's Endorsements, page 105

17. We note your statement that "[i]f EJ Manuel can demonstrate high achievement as a quarterback in the NFL," you believe he is a good candidate to realize a higher level of endorsement income. Based on your projection of over $19 million in anticipated future endorsement contracts, it appears that you do believe he will demonstrate high achievement as an NFL quarterback and therefore earn substantial endorsement income in the future. Please revise your disclosure accordingly.

Business, page 119

18. We note that slide 24 of your roadshow presentation, titled "The Fantex Effect" asks the question how can prospective investors generate returns in excess of their original investment, and that the answer begins that you will establish "thousands of 'Brand Advocates' (shareholders)." We further note your brief references to "consumer advocates" on pages 2 and 121 of the prospectus. In an appropriate place in the prospectus, please discuss this notion in more detail so that investors can have a sense of how you expect just having shareholders will make the securities more valuable. Do you believe having a few "thousand" shareholders will make it more likely that a brand

athlete will get endorsements or a position as a broadcaster? If so, please provide us with some basis for that belief.

Additional Bonus Opportunities, page 125

19. In your response to prior comment 8, you indicate that, under the new Pro Bowl draft system, players who are unable to attend the Pro Bowl due to participation in the Super Bowl will be paid an amount equal to the midpoint between the compensation for the winning and losing team. However, your disclosure on page 125 states that such players would be compensated based upon whether they were drafted into the winning or losing team. Please tell us the amount and method used by the NFL to compensate players who were unable to play in the Pro Bowl in 2014 due to participation in the Super Bowl and revise your disclosure accordingly.

20. Please expand your disclosure to explain how the Pro Bowl compensation works under the new drafting system in the event a player is selected for the Pro Bowl but is unable to play, either due to participation in the Super Bowl or due to any other circumstances that allow the player to be compensated for the Pro Bowl.

Vernon Davis Brand Income, page 132

21. The Included Contracts tables on pages 132 and 144 are as of October 30, 2013 and October 31, 2013, respectively. Please update this disclosure. To the extent any contracts have been added, terminated or fully performed, please revise your disclosure accordingly.

NFL Player Contract – San Francisco Forty Niners, page 134

22. We note in your response to prior comment 5 that you have not included compensation for post-season play in your estimation of lifetime brand income in the table on page 97 due to the amounts being relatively minimal, and due to the contingent nature of the participation in, and therefore compensation for, post-season play. As such, we suggest you remove the potential post-season and Pro Bowl compensation for all periods from the table on page 134 and instead present the information in a footnote. Please consider discussing amounts actually earned for post-season play in the footnote as a deviation from amounts contemplated within the NFL player contract, similar to the information you have provided in footnote 6. Any amounts which could be earned in future periods should be cross referenced to the information presented on page 125 as additional bonus opportunities. Similar revisions should be made to the table for EJ Manuel on page 139 and the table for Arian Foster on page 145.

23. We note your description leading into the table on page 134, which states that such table presents amounts which Vernon Davis is eligible to receive. As it does not appear this adequately describes the information in the table, please revise this description to explain

that you are presenting (i) the compensation originally expected to be earned under his NFL player contract and (ii) the portion of his compensation that represents Available Brand Income as of October 30, 2013, the date of his brand contract. Similar revisions should be made to the table for EJ Manuel on page 139 and the table for Arian Foster on page 145.

24. In light of the revisions suggested above, please revise the caption related to Available Brand Income to delete the reference to maximum, and to indicate that such amount is before any post-season compensation available under the CBA. For the purpose of clarifying the potential amount of post-season compensation, please cross reference to the discussion of additional bonus opportunities on page 125.

25. In footnote 6 to the table on page 134, you state that Vernon Davis will receive $40,000 for his appearance in a conference championship game related to post-season play in the 2013 season. According to Article 37 of the CBA, the earnings for each player who appears in a conference championship game for the 2013 season is $42,000. Please explain this discrepancy or revise accordingly.

Other Included Contracts, page 135

26. We note your disclosure in footnote 3 to the table, which describes the contingent compensation included within the Krave Pure Foods endorsement agreement. If the contingent amounts may never be earned, please so state. In this regard, we note such disclosure regarding EJ Manuel in footnote 2 to the table on page 140.

27. Due to the contingent nature of the incentive amounts under endorsement agreements, these amounts should be removed from the table in a manner similar to the exclusion of potential post-season and Pro Bowl compensation from the table on page 134. As such, please revise the table to remove these amounts and revise your footnote 3 to disclose the amounts within the description of the contingent compensation under the endorsement agreement. Similar revisions should be made the table showing EJ Manuel's other included contracts on page 140.

Other Brands, page 135

EJ Manuel Brand Income, page 137

28. Please provide us copies of the endorsement contracts listed here that are included as brand income. We may have additional comments upon review.

NFL Player Contract – Buffalo Bills (the Bills), page 139

29. Please revise footnote 4 to the NFL Player Contract table to describe how the salary that would be payable to EJ Manuel will be calculated if the Bills exercise the fifth-year option in the player contract.

Other Included Contracts, page 140

30. Please revise your disclosure with a footnote to the table stating whether or not any of the amounts for 2014 were already paid as of February 14, 2014.

31. In light of the revision requested in the comment above for removal of the contingent compensation from the table, please revise the description of the total amounts due under other included contracts.

32. Please revise footnote 2 to the table to more fully describe the performance or milestone contingencies which EJ Manuel must achieve to be awarded the contingent contract incentive amounts.

Financial Statements

Statement of Cash Flows, page F-6

33. It appears you have not consistently presented non-cash contributions from your parent company in the statement of cash flows. For example, non-cash contributions from parent are presented within operating activities, but described as a non-cash financing activity at the bottom of page F-6. Please revise for consistency.

34. In addition, the cumulative amount of non-cash contributions from parent is shown as $3,398,192 within the financial statement but $3,398,355 in the supplemental information below the financial statement. Please revise, as appropriate.

Note 1. Business, page F-7

35. We note you have incurred significant losses since inception and that your operations are currently being funded by your parent company. In addition, your disclosure on page 91 states that you will continue to rely on your parent company to conduct operations until the consummation of your first public offering and that your parent company has no obligation to continue to finance your operations. Please include a separate footnote to your financial statements to discuss going concern considerations.

36. Please revise the first sentence on page F-8 for clarity. In addition, please revise your disclosure to explain how you were able to pay your parent company for certain direct expenses incurred on your behalf, as no revenue or cash flow from operations was

generated during the periods presented. Your disclosure on page 91, and the related disclosure in Note 3 on page F-13, should be similarly revised.

You may contact Kristin Shifflett at (202) 551-3381 or David Humphrey, Accounting Branch Chief, at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Justin Dobbie, Legal Branch Chief, at (202) 551-3469, or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP